Exhibit 99.1

EASTERN CARIBBEAN SUPREME COURT

BRITISH VIRGIN ISLANDS

IN THE HIGH COURT OF JUSTICE

(COMMERCIAL DIVISION)

CLAIM NO. BVIHC (COM) 2020/0165

BETWEEN:

IsZo CAPITAL LP

Claimant

and

(1)	NAM TAI PROPERTY INC

First Defendant and Ancillary Defendant

(2)	GREATER SAIL LTD

Second Defendant

(3)	WEST RIDGE INVESTMENT COMPANY LTD

Third Defendant and Ancillary Claimant

Appearances:

Mr. David Chivers QC and Mr. Jack Rivett, with them Ms. Arabella di Iorio and Mr. Shane Quinn of Agon Litigation for the First Defendant/Ancillary Defendant Mr. John Machell QC, with him Mr. Peter Ferrer, Ms. Sarah Thompson and Ms. Jhneil Stewart of Harneys for the Third Defendant/Ancillary Claimant The Claimant and the Second Defendant did not appear and were not represented

2022 March 16

April 7

JUDGMENT

[1]

JACK, J [Ag.]: The ancillary claimant (“West Ridge”) by an application dated 17th May 2021 seeks judgment pursuant to a Tomlin order dated 14th December 2020 against the ancillary defendant (“Nam Tai”), a BVI company listed on the New York Stock Exchange:

(a) in the amount of US$23,820,798.90 being the amount paid by West Ridge in respect of West Ridge’s purchase of 2,603,366 shares in Nam Tai pursuant to a Securities Purchase Agreement dated 5th October 2020;

(b) in respect of West Ridge’s further costs, losses and expenses up to 14th May 2021 comprising:

(i) the fees and disbursements of Harneys in respect of this matter up to 14th May 2021 in the amount of US$465,607.06; and

(ii) the fees and disbursements of Sidley Austin LLP as counsel to West Ridge in respect of its purchase of the shares in the amount of US$12,875.32;

(c) in respect of West Ridge’s further costs losses and expenses from 14th May 2021 to 8th March 2022 comprising:

(i) the further fees and disbursements of Harneys and

(ii) costs totalling US$7,981.00 paid by West Ridge to IsZo pursuant to my Order of 28th June 2021 in the total amount of US$335,865.38;

(d) in respect of West Ridge’s further estimated costs and disbursements in full from 8th March 2022 to 16th March 2022 in the amount of US$75,636.90; and

(e) interest from the dates of the relevant demands made by West Ridge to Nam Tai.

[2]

The background to this application is that on 5th October 2020, Nam Tai had placed 16,051,219 newly issued shares with the second defendant (“Greater Sail”) for around $150 million and the 2,603,366 newly issued shares, the subject of the current application, with West Ridge. The issuance of these shares in Nam Tai was made pursuant to a “PIPE”, a private investment in public equity. Nam Tai was at that time under the de facto control of Kaisa Group Holdings Ltd (“Kaisa”).

[3]

The current action was commenced by the claimant (“IsZo”) on 13th October 2020. Nam Tai was the main defendant. Greater Sail was a subsidiary of Kaisa and, as can be seen, was the main purchaser of shares under the PIPE. West Ridge was a subsidiary of Haitong International Securities Co Ltd (“Haitong”). Haitong is independent of Kaisa, but appears to have been friendly with it. Both Greater Sail and West Ridge were named as additional defendants. Each were separately represented: Greater Sail by Emery Cooke, West Ridge by Harneys.

[4]

On 3rd March 2021, I handed down a judgment in favour of IsZo.[1] I set aside the issuance of the shares. An appeal against that judgment by Nam Tai was unsuccessful.[2] The Court of Appeal refused a stay of execution pending an appeal to the Privy Council.[3] Subsequently, on 30th November 2021, there was a meeting of shareholders in Nam Tai, where the directors of board who had been affiliated to Kaisa were replaced with a slate proposed by IsZo.

The ancillary claim and its settlement

[5]

On 26th November 2020, West Ridge made an ancillary claim against Nam Tai which sought repayment of the share price in the event that IsZo’s action succeeded. There were then three-way negotiations between West Ridge (Haitong), Nam Tai (Kaisa) and IsZo. West Ridge had a smaller financial involvement in the PIPE. It may also have had less commercial commitment to Kaisa retaining control of Nam Tai than Greater Sail. The negotiations, so far as appears, were conducted at arm’s length. Whatever the commercial background, these negotiations resulted in a three-way settlement, which was manifested as follows.

[6]

Firstly, by a deed made 14th December 2020 between Nam Tai and West Ridge, Nam Tai gave West Ridge substantial indemnities against claims brought by IsZo. In the event of IsZo winning the action, Nam Tai agreed to give West Ridge (subject to quantum) the relief which I have set out in para [1] of this judgment. In the event of IsZo losing the action, Nam Tai agreed to indemnify West Ridge against any of Harneys’ costs which were irrecoverable from IsZo. Further Nam Tai agreed not to serve a defence to West Ridge’s ancillary claim.

[1]	[2021] ECSCJ No 478.
[2]	[2021] ECSCJ No 714.
[3]	[2021] ECSCJ No 754.

[7]

Secondly, by the Tomlin order made the same day with the consent of Nam Tai and West Ridge, it was ordered: “All further proceedings in this ancillary claim be stayed except for the purpose of carrying the terms of the Deed into effect AND for that purpose the parties have permission to apply to the Court without the need to issue fresh proceedings.”

[8]

Thirdly, an order was made the same day by consent between IsZo and West Ridge. It recited that Nam Tai and West Ridge had “agreed to the terms set out in a Deed of Indemnity dated 14 December 2020.” It then ordered a stay of IsZo’s claim against West Ridge on terms that West Ridge would be bound by any order made against Nam Tai in respect of the shares issued to West Ridge.

[9]

It is right to say that IsZo were not shown the deed of indemnity. It is also right to say that the terms of the indemnity were very favourable to West Ridge. However, the terms were not in my judgment outwith the bounds of a reasonable commercial settlement and were not in a form which could not have been foreseen by IsZo . In particular, the terms were agreed at a very early stage in the litigation, when the cost of giving the full indemnity would have been much lower than at a later stage, so that the “generosity” of the settlement was comparatively cheap. Nor were the terms particularly anti-IsZo orientated. If IsZo lost, Nam Tai would still have to indemnify West Ridge. Win or lose the cost of the indemnity would fall in part on Kaisa, since, even without the shares allotted to Greater Sail under the PIPE, Kaisa had a substantial investment in Nam Tai.

[10]

Paras 49 and 49.4 of the Defence and Counterclaim assert that one of the considerations which lead Nam Tai to make that agreement with West Ridge was the consideration that West Ridge would then not need to provide disclosure. This is not something pursued in Nam Tai’s skeleton or orally and seems to be speculative. If West Ridge remained as an active participant in the case, its evidence may or may not have helped the case then being put forward by Nam Tai. (There is no evidence either way, except my findings at trial which were necessarily made without knowing what West Ridge would have said.) It would not be an unusual litigation strategy to limit both the number of parties and the issues in order to save costs and reduce the risk of unpleasant surprises.

[11]

Looking at these three documents standing on their own, these show in my judgment a reasonable arm’s length commercial settlement of a shareholder dispute. I shall, however, as Mr. Chivers QC for Nam Tai urges, look at the wider picture in due course.

[12]	West Ridge’s position on the settlement agreement is this:

“27. The effect of the Deed, the Tomlin Order and the Consent Order was that West Ridge gave up its right to defend the claim in exchange for a promise by [Nam Tai] to repay the West Ridge Subscription in the event that the claim was successful, together with other costs/expenses that had been incurred by West Ridge. As part of giving up its right to defend the claim, West Ridge gave up its right to contend that:

a) the West Ridge Placement was to be treated as valid as regards West Ridge on the basis of the application of section 31 of the [BVI Business Companies Act 2004,4 often called the “indoor management” rule]; or

b) IsZo was not entitled to relief in respect of the Placements save on condition that the Company repay the West Ridge Subscription.

IsZo’s contention in the proceedings was that the Placements were void. On that footing, the subscriptions monies were not monies of the Company. The Company, and any shareholder challenging the Placements, cannot have it both ways: it cannot approbate and reprobate: it cannot say that the Placements are void and say that the money was the Company’s. An assertion that the money belongs to [Nam Tai] is an act of ratification of the Placements and would have prevented a declaration that the Placements were invalid:

‘If you are fraudulently induced to buy a cake you may return it and get back your price; but you cannot both eat your cake and return your cake:” Clarke v Dickson.5

28. The right to make those arguments at trial was lost irreversibly: if the Court lifts the stay, it cannot now put West Ridge back into the position it was in before the Deed, the Tomlin Order and Consent Order were entered into because the trial (and appeal) have taken place and the Placements have been set aside. It would be monstrously unjust for the Company now to have the opportunity to resist repayment of the West Ridge Subscription in circumstances where the status quo ante cannot be

4	No 16 of 2004, Laws of the Virgin Islands.
5	(1858) El Bl & El 148 at pp 152-154.

restored, particularly in circumstances in which it now wants to have a trial as to the extent of West Ridge’s knowledge and involvement in the Placements so as to try to establish a liability in conspiracy or dishonest assistance, but where the outcome of that enquiry, if West Ridge is right, will not be a determination that, as against West Ridge, the Placement itself is valid. West Ridge has not held shares in the Company since the setting aside of the Placements over one year ago. What the Company is now seeking is therefore a one-way bet. If the Company has a complaint against the directors who caused the Deed to be entered into, it can pursue it; but the Court should not exercise its discretionary powers to undo the deal that was struck between all parties on 14 December 2020.”

Setting aside a Tomlin order

[13]

Before considering these points, I turn to Nam Tai’s case in opposition to the relief sought by West Ridge. The test for setting aside a Tomlin order is, I agree, that set out in Mr. Chivers QC’s skeleton on Nam Tai’s behalf as follows:

“4. An application to enforce a Tomlin Order is treated as an application for summary judgment under CPR Part 15.6 The relevant principles are:

4.1. Does the Defence and Counterclaim have a ‘realistic’ as opposed to a ‘fanciful’ prospect of success?

4.2. A claim is ‘fanciful’ if it is entirely without substance. A ‘realistic’ prospect of success carries some degree of conviction beyond being merely arguable.

4.3. The object is to winnow out cases that are not fit for trial. The Court must avoid conducting a ‘mini-trial’ without disclosure and oral evidence. The Court should avoid being drawn into an attempt to resolve conflicts of fact. The Court should bear in mind what evidence can reasonably be expected to be available at trial.

4.4. The Court should be alive to the warning in Easyair Ltd v Opal Telecom Ltd:7 ‘If it is possible to show by evidence that although material… is not currently before the Court, such material is likely to exist and can be expected to be available at trial, it would be wrong to give summary judgment...’

4.5. The Court must assume disputed questions of fact in favour of the party against whom the application is made, i.e. in favour of [Nam Tai]. The conclusion that a defence has no real prospect of success ought only to be reached in the clearest of cases, ‘where it is clear that a [statement of case] on its face obviously cannot be sustained, or in some other way is an abuse of the process of the court.’ This is a high bar.”

[6]	Heritage Travel and Tourism Ltd v Windhorst [2021] EWHC 2380 (Comm) at [16].
[7]	[2009] EWHC 339 (Ch) at [15(vii)].

Nam Tai’s case: dishonest assistance

[14]

Nam Tai puts its case in two ways. Firstly, there is said to be an unlawful means conspiracy between the directors of West Ridge and Haitong and the directors of Nam Tai and Kaisa unlawfully to issue shares under the PIPE. Secondly, West Ridge is said to have dishonestly assisted Nam Tai with the issue of the shares.

[15]	As to this second head, which I shall deal with first, Nam Tai says in its skeleton:

“17. Equity will impose liability on a person who renders dishonest assistance to a breach of fiduciary duty and therefore causes loss to another.8 The basic requirements for such liability are addressed (in summary) below.

18. (1) There must have been a breach of fiduciary duty: This requirement is already established. The Court has already found that the Improper Allotment amounted to a breach of duty on the part of the Company’s former directors. That decision was upheld by the Court of Appeal.

19. (2) The defendant must have procured or assisted that breach: What is sufficient for the ingredient of ‘assistance’ is ‘simply conduct which in fact assists the fiduciary to commit the act which constitutes the breach of trust or fiduciary duty.’9. It is not an answer to a claim for dishonest assistance to show that the breach of fiduciary duty would have occurred in any event, regardless of whether the assistance was provided (Bilta at [163]).

20. Here, West Ridge’s involvement was integral to the commission of the breach of duty: the improper allotment of shares in the Company to West Ridge required West Ridge’s agreement to subscribe and pay for those shares. The fact that the allotment may have taken place irrespective of West Ridge’s involvement is not an answer to the Company’s claim.

21. (3) The defendant must have acted dishonestly in procuring or assisting the breach of duty: The requirement is for the Court to determine what a defendant actually knew or believed, and then to appraise its conduct in light of that knowledge or belief against the objective standards of ordinary decent people. A finding of dishonesty can be made when an assister does not actually know all the relevant facts: dishonesty may consist of suspicion of the true facts, combined with a conscious decision not to make inquiries which might result in actual knowledge of those facts (Bilta at [228]-[229]).

[8]	Bilta (UK) Ltd (In Liquidation) v NatWest Markets plc [2020] EWHC 546 (Ch) at [159].
[9]	Madoff Securities International Ltd (In Liquidation) v Raven [2013] EWHC 3147 at [351].

22. [Nam Tai] relies on the matters alleged at paras 26 and 27 of [its defence and counterclaim] in support of its allegation that West Ridge’s assistance in the breach of duty was dishonest.

23. (4) Equitable compensation: Liability for dishonest assistance gives rise to a personal liability on the assister to pay compensation for loss flowing from the breach of fiduciary duty which it assisted (Bilta at [531]). In the present case, such losses comprise the costs incurred by the Company in the main proceedings and the losses suffered on the investment in the Greensill fund.”

[16]	As to points (1) and (2), the BVI Business Companies Act 2004 provides:

“120(1) Subject to this section, a director of a company, in exercising his powers or performing his duties, shall act honestly and in good faith and in what the director believes to be in the best interests of the company.

…

121 A director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes this Act or the memorandum or articles of the company.”

[17]

I determined at trial that the relevant directors of Nam Tai broke their fiduciary duties under both section 120(1) and section 121 of the Act. However, my finding in relation to section 120(1) was overturned by the Court of Appeal, which held at para [278] of its substantive judgment:

“[T]he learned judge, in his judgment dealt fairly with most of the pertinent evidence in his reasoning of no urgent liquidity crisis and of improper purpose in breach of section 121 of the Act. However, …the conclusion by the judge at [166] that, by approving the PIPE for an improper purpose the four directors had also breached their statutory duty under section 120(1) of the Act to act honestly and in good faith and in what they believed to be in the best interest of NT P, was not made out on IsZo’s case as pleaded and as conducted. Accordingly, I would set aside the judge’s finding of a section 120(1) breach.”

[18]

The only breach of fiduciary duties proven on the part of the directors of Nam Tai is therefore the breach of section 121. There is in my judgment an issue estoppel that the directors of Nam Tai were not dishonest. As to (2), I will assume, without deciding, that Nam Tai can establish assistance in the breach of section 121. However, there is no evidence that Haitong or West Ridge “procured” the breach of section 121. Nor is that pleaded by Nam Tai: see paras 17, 28 and 29 of the Defence and Counterclaim.

[19]	If the directors did not act dishonestly, can West Ridge be guilty of dishonest assistance? The position is in my judgment accurately stated in Lewin on Trusts,[10] as follows:

“The requirement of knowledge on the part of the defendant was controversial. The controversy centred round the issue whether the knowledge required was actual knowledge or something akin to it, so that the defendant could be made liable only for dishonesty, or whether knowledge extended to knowledge of circumstances which would indicate the facts to an honest and reasonable man or of circumstances which would put an honest and reasonable man on inquiry, so that the defendant could be made liable for negligence… [I]t was only where the defendant had sufficient knowledge to make his assistance dishonest that he was held to be liable. The upshot was therefore that the claimant had to prove dishonesty against both the trustees in relation to their breach of trust, and against the defendant in relation to his assistance. The liability was founded on the defendant’s dishonest furtherance of a trustee’s fraud.

But there was a qualification to the general rule that the defendant could not be made liable unless the trustees’ breach of trust had been a dishonest one. This was where the defendant had not merely assisted a breach of trust, but had gone further and induced its commission. In such a case there was no requirement of dishonesty on the part of the trustees and it sufficed that the defendant had been dishonest.”

[20]

It follows in my judgment that the claim of dishonest assistance against West Ridge fails under the first limb of this passage, because the Nam Tai directors were not dishonest. The claim also fails under the second limb, because West Ridge did not procure the breach.

[10]	20th Ed (2020) at paras 43-019 to 43-020.

[21]	As to (3), the test of dishonesty is that set out by the UK Supreme Court in Ivey v Genting Casinos (UK) Ltd t/a Crockfords Clubs ,[11] as follows:

“When dishonesty is in question the fact-finding tribunal must first ascertain (subjectively) the actual state of the individual’s knowledge or belief as to the facts. The reasonableness or otherwise of his belief is a matter of evidence (often in practice determinative) going to whether he held the belief, but it is not an additional requirement that his belief must be reasonable; the question is whether it is genuinely held. When once his actual state of mind as to knowledge or belief as to facts is established, the question whether his conduct was honest or dishonest is to be determined by the fact-finder by applying the (objective) standards of ordinary decent people. There is no requirement that the defendant must appreciate that what he has done is, by those standards, dishonest. However, the standards in question are those of an ordinary honest person in the circumstances of the defendant. Thus, in applying the test of dishonesty, the Court must have regard to all the circumstances known to the defendant at the time, and have regard to the defendant’s personal attributes, such as their experience and the reason why they acted as they did.”

[22]

The honesty of the directors of West Ridge and Haitong must theoretically be assessed separately from the honesty of the directors of Nam Tai. However, in the light of the Court of Appeal’s determination of the honesty of the Nam Tai directors, it would in my judgment be fanciful to make a finding of fact that the West Ridge and Haitong directors were dishonest, if the prime movers, the then directors of Nam Tai, were honest. Accordingly point (3) is not made out on the facts.

[23]	Point (4) I shall consider in relation to the conspiracy claim.

[24]	By reason of Nam Tai’s failure on points (2) and (3), in my judgment the dishonest assistance claim has no reasonable prospect of success.

Unlawful means conspiracy

[11]	[2017] UKSC 67, [2018] AC 391 at [74].

[25]	I turn then to the primary case made by Nam Tai against West Ridge, the claim in unlawful means conspiracy. This is put as follows:

“10. The Company claims against West Ridge for the tort of unlawful means conspiracy. The key elements are set out in ED & F Man Capital Markets Ltd v Come Harvest Holdings Ltd (‘EDF’)12 and are addressed briefly below.

11. (1) Combination, arrangement or understanding between two or more people: For the purposes of this element of the tort, ‘[i]t is not necessary for the conspirators all to join the conspiracy at the same time, but the parties to it must be sufficiently aware of the surrounding circumstances and share the same object…’ (see EDF at [466]). The Company’s claim in the present proceedings is that West Ridge joined in a combination and/or agreement with the Company’s former directors and Kaisa to effect a dilutive allotment of shares to West Ridge and to a Kaisa-controlled entity which would give Kaisa de facto control of the Company.

12. (2) An intention to injure another individual or separate legal entity: This element is satisfied, not only where the defendant intends to cause harm to the claimant as an end in itself, but also where it does so as a means to an end (for example so as to protect or promote its own economic interests).13 The Court should be extremely slow to conclude that this element of the tort is not satisfied when determining an application for summary judgment. This is because matters such as the defendant’s knowledge or intentions are peculiarly within its knowledge and (if the claim in conspiracy is justified) likely to have been shrouded in secrecy.

13. The Court need have no such doubts here. The clear aim of West Ridge, Kaisa and the Company’s former directors (and/or the inevitable effect of their actions) was to injure the Company by subverting its constitutional arrangements through an improper allotment of shares and by keeping in office those directors whose actions were damaging (and continued to damage) the Company.

14. (3) Use of unlawful means as part of the concerted action: This element of the tort is easily satisfied in the present case. The execution of the conspiracy not only involved but required the use of unlawful means in the form of the Improper Allotment.

[12]	[2022] EWHC 229 (Comm).
[13]	OBG Ltd v Allan [2008] 1 AC 1 at [62] per Lord Hoffmann and at [164]-[167] per Lord Nicholls.

15. (4) Loss being caused to the target of the conspiracy: Establishing whether the conspiracy caused loss requires ‘the court to decide the counter factual question of what on the balance of probabilities would have happened had there been no conspiracy’: see Lakatamia Shipping Co Ltd v Nobu Su.14 Furthermore, ‘[t]he intention to injure the [claimant] disposes of any question of remoteness’: Quinn v Leathem.15 Liability thus extends to all the consequences which can be linked to the tortious conduct, provided those consequences are properly attributable as a matter of causation to the defendant’s conduct and not to some novus actus interveniens: Clerk & Lindsell on Torts.16

16. Had there been no conspiracy, the Improper Allotment would not have taken place, the former directors would have been removed from office promptly at a meeting convened on receipt of the requisition notice by IsZo, and accordingly the Company would not have incurred the costs of unsuccessfully defending the claim in the main proceedings and appealing the Judgment, and its former directors would not have been able to procure the Company to invest the subscription monies in a fund associated with Greensill Capital which is now in liquidation

[26]	Points (1) and (3) are established, at least to the “real prospect of success” standard.

[27]

Point (2) I do not accept. At trial, it was IsZo’s case that the share price of Nam Tai was very much less than the shares’ true underlying worth. It is therefore hardly surprising that Haitong and West Ridge might have found that an investment in Nam Tai at that suppressed price was attractive. However, as I pointed out at para [12] of my judgment after trial:

“The root of the dispute between the parties is the future direction of Nam Tai’s business. Dr. Sheehy’s view [on behalf of IsZo] is that Nam Tai should realise the extra-ordinarily large profits from the existing Shenzhen land and buy back shares. He strongly opposed the purchase of the Dongguan land, because, having been bought at market price, it will not be as profitable as the Shenzhen land. The current management of Nam Tai take the view that Nam Tai should develop a long-term business of property development. Pursuing that strategy inevitably involved buying more land, otherwise the business would simply peter out. It is not for the Court to determine which policy is better: that is a matter for the shareholders.

[14]	[2021] EWHC 1907 (Comm.) at [935].
[15]	[1901] AC 495 (HL) at p 537.
[16]	23rd Ed (2020) at para 2-151. See also Lonrho plc v Fayed (No 5) [1993] 1 WLR 1489 at pp 1501 and 1505 (“sufficient nexus” required).

[28]

Was the strategy of the old Kaisa-dominated management or the new IsZo-influenced management better? It is doubtful whether this is a justiciable question. However, even if the Court could reach a view on this, there is in my judgment no realistic prospect of showing that Haitong and West Ridge had any intention to injure Nam Tai. Everyone — Haitong, West Ridge, Kaisa and for that matter IsZo — wanted Nam Tai to prosper. They just differed as to the means of ensuring that. It is fanciful to suppose that West Ridge wanted to harm Nam Tai: it was investing $23 million in order to make a profit from Nam Tai’s success. This is so, even when the costs of the litigation in this Court and in the Court of Appeal are taken into account. Similarly, the fees associated with the PIPE are simply the cost of raising the finance.

[29]	Accordingly, Nam Tai has in my judgment no realistic prospect of showing that West Ridge had an intention to harm it. The conspiracy claim is fanciful and fails on that basis.

[30]

I should add for completeness that submissions were made as to whether an improper motive on the part of the then directors of Nam Tai could attributed so as to impute knowledge of the relevant facts to the company, Nam Tai, itself: see the UK Supreme Court decision in Bilta.[17] This also impacted on an argument in respect of unjust enrichment, namely whether the directors’ knowledge could be imputed to the company for the purposes of change of position. In the event, neither of these points are material to my determination. Since I have held there was no intention to harm, imputation of knowledge and intention to Nam Tai is irrelevant. Likewise, since the contractual claim under the Tomlin order succeeds, any claim in unjust enrichment falls away.

The losses claimed

[31]	As to point (4), the losses which are claimed as resulting from the conspiracy are pleaded in para 52 of the Defence and Counterclaim as being:

[17]	Bilta (UK) Ltd (in liquidation) v Nazir (No 2) [2015] UKSC 23, [2016] AC 1.

(a) The fees and legal expenses incurred by Nam Tai in making the allotment of shares and then defending the allotment in the current action (up to the change in management). The total is said to be about US$10.5 million.

(b) The costs which Nam Tai were ordered to pay IsZo in the current action at first instance and on appeal. These are approximately US$3.9 million.

(c) The loss on Nam Tai’s investment in the Greensill fund, said to be in excess of US$51 million.

[32]

As regards this last head, the position is that, after receipt of the funds from the PIPE, Nam Tai invested much of the money in a fund run by Greensill Bank. Greensill subsequently became insolvent. Substantial losses were incurred by the fund. The exact amount lost by Nam Tai through this disastrous investment is not yet clear, but it is very likely to exceed the amount claimed by West Ridge against Nam Tai under the indemnity. There is no allegation that the then management of Nam Tai were negligent in making the investment in the Greensill fund. The loss appears to have been an unfortunate happenchance.

[33]

On that basis, the issue arises whether (even if the other elements of conspiracy were made out) this loss would be recoverable. Mr. Chivers QC relies on the following passage from Clerk & Lindsell at para 2-151, where after reciting the quotation from Quinn v Leathem, set out above, the learned editors say (omitting citations):

“Consequences intended by the defendant will never be too remote. So in actions for deceit all the damage directly attributable to the defendant’s fraud is recoverable, regardless of whether or not such damage was reasonably foreseeable. The loss does not have to be foreseeable. Nor, it is suggested, is there authority to support any restriction of liability to foreseeable kinds of damage alone in any of the intentional torts. Liability in such torts extends to all the consequences which can be linked to the tortious conduct, provided those consequences are properly attributable as a matter of causation to the defendant’s conduct and not to some novus actus interveniens.”

[34]

The authorities relied on in support of this passage are mostly cases of deceit, such as Doyle v Olby (Ironmongers) Ltd ,[18] where potentially different considerations arise. However, I will assume without deciding that these principles apply to damages for unlawful means conspiracy. The difficulty is that the loss of the investment in the Greensill fund is wholly unconnected with the alleged conspiracy. Certainly there was never any intention that monies should be lost with Greensill.

[35]	When considering what constitutes novus actus interveniens, Clerk & Lindsell says at para 2-114:

“No precise or consistent test can be offered to define when the intervening conduct of a third party will constitute a novus actus interveniens sufficient to relieve the defendant of liability for his original wrongdoing. The question of the effect of a novus actus ‘can only be answered on a consideration of all the circumstances and, in particular, the quality of that later act or event’. Four issues need to be addressed. Was the intervening conduct of the third party such as to render the original wrongdoing merely a part of the history of events? Was the third party’s conduct either deliberate or wholly unreasonable? Was the intervention foreseeable? Is the conduct of the third party wholly independent of the defendant, i.e. does the defendant owe the claimant any responsibility for the conduct of that intervening third party? In practice, in most cases of novus actus more than one of the above issues will have to be considered together.”

[36]

Now I accept that questions which require “consideration of all the circumstances” are often not suitable for summary determination. Nonetheless, where the facts are clear, it is right to decide the issue. As to the first question, in the current case, the unwise management of Greensill Bank is completely unrelated to the PIPE share issuance. The share issuance is in my judgment simply part of the history: it is the reason Nam Tai had money on hand to invest. The second question is irrelevant on the facts of the current case. As to the third question, there is no evidence that, what on its face was a properly regulated bank, would suddenly be unable to meet its debts. Greensill’s insolvency was in my judgment unforeseeable. As to the last question, Greensill’s behaviour was wholly unrelated to Nam Tai’s decision to invest.

[18]	[1969] 2 QB 158.

[37]

In my judgment, putting these considerations together, it is fanciful to hold that Nam Tai’s catastrophic investment in Greensill was caused by the alleged conspiracy. The — on the face of it perfectly sensible — investment in the Greensill fundbroke the chain of causation.

[38]

It follows that, even if the conspiracy claim were otherwise sustainable, the damages claim in respect of the Greensill losses would not be recoverable. The damages would be limited to the US$14.4 million claimed under heads (a) and (b).

[39]

Similar considerations arise in relation to the dishonest assistance claim, where the claim for equitable compensation is identical to the damages claim for the conspiracy. The law is conveniently summarised in the judgment of Eder J, sitting in the English Commercial Court, in Otkritie International Investment Management Ltd v Urumov:[19]

“456. In support of their claim against Ms. Kovarska based on dishonest assistance for the entire sum of US$36,998,000 received by Pleator, Mr Berry submitted that, as a matter of law, a defendant’s liability is not limited to the loss caused by his/her assistance but extends to the loss resulting from the relevant breaches of fiduciary duty; and that it is inappropriate to become involved in attempts to assess the precise causative significance of the dishonest assistance in respect of either the breach of trust or fiduciary duty or the resulting loss: Grupo Torras SA v Al-Sabah.20 The passage from the judgment of Mance J is as follows:

‘Mr McGhee submits that a plaintiff must prove that the dishonest assistance has itself caused the loss suffered by the plaintiff. Otherwise, he submits, the plaintiff’s claim should fail for lack of causation or lack of any relevant assistance. The starting point in my view is that the requirement of dishonest assistance relates not to any loss or damage which may be suffered, but to the breach of trust or fiduciary duty. The relevant enquiry is in my view what loss or damage resulted from the breach of trust or fiduciary duty which has been dishonestly assisted. In this context, as in conspiracy, it is inappropriate to become involved in

[19]	[2014] EWHC 191 (Comm).
[20]	[1999] CLC 1469 at p 1667 per Mance J (affirmed on this point [2001] CLC 221 at [119] per Robert Walker LJ, Tuckey LJ and Sir Murray Stuart-Smith); Snell’s Equity (32nd Ed, 2010) at para 30-080.

attempts to assess the precise causative significance of the dishonest assistance in respect of either the breach of trust or fiduciary duty or the resulting loss. To that extent the accessory nature of the liability presently under consideration distinguishes the present from the situation in Target Holdings Ltd. v Redferns,21 where the House of Lords was concerned with a simple breach of trust. But it is necessary to identify what breach of trust or duty was assisted and what loss may be said to have resulted from that breach of trust or duty. An allegation of a single and continuing conspiracy to commit and cover up a misappropriation is one thing. But it may involve a series of breaches of trust or fiduciary duty. The actual loss may have resulted at the early stage of misappropriation, rather than from the cover up. Dishonest assistance confined to the cover up stage may not or not necessarily attract liability for such previous loss.’ [Eder J’s emphasis]

The passage from the judgment in the Court of Appeal is as follows:

‘Paras 13 and 14 of the Notice of Appeal criticise the judge’s approach to causation, arguing that GT failed to establish a causal link between any acts or omissions on the part of Mr. Folchi and the loss which the judge found GT to have sustained. However, we think the judge was right when he said:

“…the requirement of dishonest assistance relates not to any loss or damage which may be suffered but to the breach of trust or fiduciary duty. The relevant enquiry is ... what loss or damage resulted from the breach of trust or fiduciary duty which has been dishonestly assisted. In this context, as in conspiracy, it is inappropriate to become involved in attempts to assess the precise causative significance of the dishonest assistance in respect of either the breach of trust or fiduciary duty or the resulting loss.”

This is the essence of accessory liability clearly spelled out by Lord Nicholls in Royal Brunei.22 In any case Mr. Folchi was, as the judge found on ample grounds, a linchpin of the arrangements for all four transactions in respect of which he was held liable.’

457. It is my conclusion that Ms. Kovarska knew very well that the monies received by Pleator were monies which Mr Pinaev was not entitled to i.e. fraud proceeds; or, at the very least, that she suspected that this was the case and that she deliberately did not ask what were obvious questions lest she learned what she did not want to know…

[21]	[1996] 1 AC 421.
[22]	Royal Brunei Airlines Sdn Bhd v Philip Tan Kok Ming [1995] 2 AC 378 (PC).

458. But such knowledge is not, in my judgment, sufficient of its own to found liability for dishonest assistance. As set out in the above passages from Grupo Torras, I accept, of course, that the relevant enquiry here is what loss and damage has resulted from the breach of trust or fiduciary duty which has been dishonestly assisted by Ms. Kovarska and that it is inappropriate to become involved in attempts to assess the precise causative significance of the dishonest assistance in respect of either the breach of trust or fiduciary duty or the resulting loss. However, given that (as the claimants accept) Ms. Kovarksa was not in any way involved in the actual commission of the Sign-On Fraud or the Argentinean Warrants Fraud, it seems to me that the burden remains on the claimants to show —at the very least — what actual assistance has been provided dishonestly by Ms. Kovarska in relevant respect; and, in my view, the claimants cannot succeed in their case for dishonest assistance against her in respect of the entire amount received by Pleator (i.e. US$36,998,000) by simply asserting generally, as Mr. Berry did in his oral submissions in reply, that Ms. Kovarska assisted Mr. Pinaev over a period in dissipating the proceeds received into the Pleator Bordier account and identifying only some acts of dishonest assistance by Ms. Kovarska with regard to only part of such monies…

459. In light of these observations, it is my conclusion that the claim against Ms. Kovarska for dishonest assistance for the entire amount received into the Pleator account fails.”

[40]

In my judgment, the question on the facts of this case would be: “What actual assistance has been provided dishonestly by West Ridge in the relevant respect?” The “relevant respect” here is the loss from making the Greensill investment. The answer to the question is in my judgment that West Ridge provided no assistance, dishonest or otherwise, in making the Greensill investment. That in my judgment is fatal to the recovery of equitable compensation against West Ridge in respect of that ill-fated investment.

The wider picture

[41]

The individual points discussed above are sufficient to decide the matter adversely to Nam Tai, but it is still right, at least as a check, to stand back and look at the December 2020 settlement in the round. In my judgment, the compromise between West Ridge and Nam Tai — approved (albeit without full knowledge of the facts) by IsZo — was a proper commercial resolution of the issues between West Ridge and Nam Tai. The settlement suited IsZo’s interests at the time.

Although I would not adopt Mr. Machell QC’s hyperbole of “monstrous injustice”, I nonetheless accept his submission, set out in para [12] above, that Nam Tai should be bound to its bargain with West Ridge.

Conclusion

[42]

In my judgment Nam Tai’s claims against West Ridge in respect of unlawful means conspiracy and dishonest assistance have no realistic prospect of success. The terms of the deed of indemnity as incorporated in the Tomlin order stand to be enforced (subject to any issues as to quantum). Issues of unjust enrichment fall away.

[43]	I should add that Mr. Machell QC for West Ridge raised a number of technical procedural points about lifting the stay on the Tomlin order. In the event I do not need to consider these.

Adrian Jack

Commercial Court Judge [Ag.]

By the Court

Registrar